FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of the consolidated financial statements published by Banco de Chile in a local newspaper on October 27, 2008, for the three months ended September 30, 2008.

BANCO DE CHILE AND SUBSIDIARIES
___________

CONSOLIDATED FINANCIAL STATEMENTS
As of September 30, 2008

BANCO DE CHILE AND SUBSIDIARIES
____________

CONTENTS

I. Consolidated Financial Statement
II. Consolidated Statement of Recognised Income and Expense
III. Consolidated Statement of Changes in Equity
IV. Consolidated Statement of Cash Flow
V. Notes to the Consolidated Financial Statement

_______________

$ = Chilean pesos
MM$ = Millions of Chilean pesos

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of September 30, 2008
______________

ASSETS	MM$

Cash and due from banks	617,058
Transactions in the course of collection	558,410
Trading securities	634,063
Securities purchased under agreements to resell	113,059
Derivate instruments	806,152
Loans and advance to banks	422,036
Loans and accounts receivables to customers	12,839,778
Available for sale instruments	732,534
Held to maturity instruments	—
Investments in other affiliates	11,387
Intangibles assets	32,798
Fixed assets	201,728
Deferred tax assets	63,162
Other assets	116,628

TOTAL ASSETS	17,148,793

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENT
As of September 30, 2008
______________

LIABILITIES	MM$

Current accounts and demand deposits	2,817,699
Transactions in the course of payment	304,255
Securities sold under agreements to repurchase	590,425
Saving accounts and time deposits	7,763,091
Derivate instruments	742,742
Borrowings from financial institutions	1,277,105
Debt issued	1,808,615
Other financial obligations	128,144
Current tax liabilities	16,779
Deferred tax liabilities	18,360
Provisions	230,738
Other liabilities	183,731

TOTAL LIABILITIES	15,881,684

EQUITY

Attributable to equity holders of the parent:
Capital	1,016,335
Reserves	186,905
Others accounts	(8,068)
Retained earnings:
Retained earnings from previous periods	7,354
Income for the period	215,252
Less:
Provisions for minimum dividends	(150,677)

1,267,101
Minority interest	8

TOTAL EQUITY	1,267,109

TOTAL LIABILITIES AND EQUITY	17,148,793

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
As of September 30, 2008
______________

A. STATEMENT OF INCOME AND EXPENSES
MM$
Interest revenue	1,189,209
Interest expense	(628,817)

Net interest revenue	560,392

Income from fees and commission	200,826
Expenses from fees and commission	(41,412)

Net fees and commission	159,414

Gains (losses) from trading and brokerage activities	140,373
Foreign exchange transactions, net	(112,124)
Other operating income	72,323

TOTAL OPERATING REVENUE	820,378

Provision for loan losses	(91,579)

NET OPERATING REVENUE	728,799

Staff expenses	(238,466)
Administrative expenses	(126,732)
Depreciation and amortization	(26,303)
Impairments	—
Other operational expenses	(34,223)

TOTAL OPERATING EXPENSES	(425,724)

OPERATING INCOME	303,075

Income attributable to affiliates	3,005
Loss form price-level restatements	(61,219)

Income before income taxes	244,861
Income taxes	(29,610)

Income from continuous operations	215,251
Income from discontinued operations	—

INCOME FOR THE PERIOD	215,251

Attributable to:
Equity holders of the parent	215,252
Minority interest	(1)

$
Earning per share equity holders of the parent:
Basic earnings	2.67
Diluted earnings	2.67

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
As of September 30, 2008
______________

B. STATEMENT OF OTHER RECOGNISED INCOME AND EXPENSE
MM$
INCOME FOR THE PERIOD	215,252

OTHER RECOGNISED INCOME AND EXPENSE

Available for sale instruments:
Net change in unrealized gains (losses) on permanent financial investments	(6,866)
Accumulated adjustment for translation differences	4,026

Other recognized income and expense before income taxes	(2,840)
Income taxes other recognized income and expense	1,167

Total other recognized income and expense	(1,673)

TOTAL RECOGNISED INCOME AND EXPENSE FOR THE PERIOD	213,579

Attributable to:
Equity holders of the parent	213,580
Minority interest	(1)

Earning per share equity holders of the parent:	$
Basic earnings	2.65
Diluted earnings	2.65

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
As of September 30, 2008
______________

		Reserves				Other Accounts		Retained earnings

	Capital MM$	Price-level restatement MM$	Share premium MM$	Other Reserves MM$	Reserves from retained earnings MM$	Unrealized gains on available for sale instruments MM$	Accumulated adjustment for translation differences MM$	Retained earnings from previous periods MM$	Income for the period MM$	Provisions for Minimum dividends MM$	Attributable to equity holders of the parent MM$	Minority interest MM$	Total MM$
Balance as of December 31, 2007	721,174	—	1,705	11,380	78,900	—	(4,055)	—	242,288	—	1,051,392	—	1,051,392
Capital increase due to merger with
Citibank Chile	277,791	—	—	16,678	—	(2,340)	—	7,354	22,175	—	321,658	9	321,667

Balance adjusted	998,965	—	1,705	28,058	78,900	(2,340)	(4,055)	7,354	264,463	—	1,373,050	9	1,373,059
Subscription and payments of shares	17,370	—	—	—	—	—	—	—	—	—	17,370	—	17,370
Dividends paid	—	—	—	—	—	—	—	—	(264,463)	—	(264,463)	—	(264,463)
Net adjustment for translation
differences	—	—	—	—	—	—	4,026	—	—	—	4,026	—	4,026
Unrealized gains on financial
investments available for sales	—	—	—	—	—	(5,699)	—	—	—	—	(5,699)	—	(5,699)
Price level restatement	—	78,242	—	—	—	—	—	—	—	—	78,242	—	78,242
Income for the period	—	—	—	—	—	—	—	—	215,252	—	215,252	(1)	215,251
Minimum dividends	—	—	—	—	—	—	—	—	—	(150,677)	(150,677)	—	(150,677)

Balance as of September 30, 2008	1,016,335	78,242	1,705	28,058	78,900	(8,039)	(29)	7,354	215,252	(150,677)	1,267,101	8	1,267,109

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOW
As of September, 30 2008
______________

MM$
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income for the period	215,252
Items that do not represent cash flows:
Depreciation and amortization	26,303
Provisions for loan losses	108,634
Fair value adjustment of trading securities	(1,439)
Equity participation in net (income) loss in investments in other affiliates	(3,005)
Net gain on sales of assets received in lieu of payment	(5,765)
Net gain on sales of fixed assets	(51)
Charge-off of assets received in lieu of payments	3,197
Net loss from price-level restatement	61,219
Minority interest	1
Other charges not representing cash flows	(11,401)
Net change in interest accruals	(60,471)

Total cash flows from operating activities	332,474

CASH FLOWS FROM INVESTING ACTIVITIES:

Net increase in accounts receivables to customers	(1,104,050)
Net decrease in investments	292,620
Purchases of fixed assets	(8,991)
Proceeds from sale of fixed assets	289
Investments in other affiliates	(6,191)
Dividends received from investments in other affiliates	926
Proceeds from sale of assets received in lieu of payment	9,215
Net changes in other assets and liabilities	(210,558)

Total cash flows from investing activities	(1,026,740)

Consolidated Statement of Cash Flow, continued:
MM$
CASH FLOWS FROM FINANCING ACTIVITIES:

Net increase (decrease) in current accounts	(91,620)
Net increase (decrease) in savings accounts and time deposits	381,729
Net increase (decrease) in other demand or time deposits	25,169
Net increase (decrease) in securities sold under agreements to repurchase	268,969
Net increase (decrease) in other short-term borrowings	98,705
Issuance of mortgage finance bonds	3,345
Repayment of mortgage finance bonds	(77,299)
Net increase (decrease) in short-tem borrowings	(500)
Borrowing from Central Bank (long-term)	304
Payment of borrowing from Central Bank (long-term)	(563)
Issuance of bonds	157,210
Payment of bonds	(15,585)
Long-term foreign borrowings	373,943
Other long-term borrowings	979
Payment of other long-term borrowings	(486)
Subscriptions and payment of shares	17,370
Dividends paid	(264,463)

Total cash flows from financing activities	877,207

NET POSITIVE (NEGATIVE) CASH FLOWS FOR THE PERIOD	182,941

Effect of price-level restatement on cash and cash equivalents	(2,050)

Net increase (decrease) in cash and cash equivalents	180,891

Cash and cash equivalents at the beginning of the period	1,043,779

Cash and cash equivalents at the end of the period	1,224,670

NOTE TO CONSOLIDATED FINANCIAL STATEMENT:

1. RELEVANTS EVENTS

On January 1, 2008, the merger of Banco de Chile and Citibank Chile became effective, with the former assuming the assets and liabilities of the latter. Consequently, as of that date, Banco de Chile is the legal successor of Citibank Chile.

2. CHANGES IN ACCOUNTING PRINCIPLES

a) On November 9, 2007, the Superintendency of Banks and Financial Institutions issued Circular No. 3,410, through which it informed the new compendium of accounting standards that Banks must apply, in the context of convergence with International Financial Reporting Standards (IFRS) developed by this Superintendency. This compendium establishes, among other matters, the monthly and annual financial statement presentation formats that the Banks must apply starting on January 1, 2008. Those new criteria will only affect the financial statement presentation and will not affect the accounting criteria used by the Bank during 2008. This compendium in its transitory dispositions, does not establishes any obligation for disclosure of comparative financial statement in intermediate periods.

Additionally, the mentioned circular established the obligation to arise a provision for minimum dividends.

b) In connection with the merge between Bank de Chile and Citibank Chile, which became effective from January 1, 2008, it proceeded the homologation criteria maintained by each bank before the merge referring to financial instruments classification, according to the different categories defined by the rule. The homologation criteria process at September 30, 2008 has implied to reclassify certain financial instruments from “ Trading Securities” to " Available for sale instruments “ by an amount equivalent to MM$ 244.827.

Héctor Hernández G.	Fernando Cañas B.
Accounting Manager	Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2008

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO